1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 1, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/02/21:	Light Era Development Co., Ltd., the Company's subsidiary, announces the acquisition of a right-of-use asset from the Company
99.02	Announcement on 2023/02/24:	The Board approved the ST-2 Satellite Succession Plan
99.03	Announcement on 2023/02/24:	Board of Directors Approves Donation to Related Parties
99.04	Announcement on 2023/02/24:	Board of directors resolves to convene the Company's annual general meeting on May 26, 2023
99.05	Announcement on 2023/02/24:	The Board resolves the distribution of cash dividend
99.06	Announcement on 2023/02/24:	The Company announced consolidated financial statements for the year ended December 31, 2022 approved by the Board of Directors
99.07	Announcement on 2023/02/24:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Light Era Development Co., Ltd., the Company's subsidiary, announces the acquisition of a right-of-use asset from the Company

Date of events: 2023/02/21

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 4F, No. 3*, Aiguo E. Rd., Taipei, Taiwan

2.
Date of occurrence of the event: 2023/02/21

3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 190.838 ping and six parking spaces

Unit price: NT$1,376 per ping per month；NT$2,000 per parking space per month

Monthly payment: NT$274,596

Total transaction price: NT$6,590,304

Right-of-use assets: NT$6,187,101

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: Parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: NT$823,788 (VAT included) paid quarterly.

Lease period: Two years

Contractual restrictions and other important terms and conditions: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Negotiation based on market conditions

Decision-making unit: Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A

11.
Name of the professional appraiser: N/A

12.
Practice certificate number of the professional appraiser: N/A

13.
The appraisal report has a limited price, specific price, or special price: N/A

14.
An appraisal report has not yet been obtained: N/A

15.
Reason for an appraisal report not being obtained: N/A

16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.
Name of the CPA firm: N/A

18.
Name of the CPA: N/A

19.
Practice certificate number of the CPA: N/A

20.
Broker and broker's fee: N/A

21.
Concrete purpose or use of the acquisition or disposal: Office premises

22.
Any dissenting opinions of directors to the present transaction: No

23.
Whether the counterparty of the current transaction is a related party: Yes

24.
Date of the board of directors resolution: 2023/02/21

25.
Date of ratification by supervisors or approval by the audit committee: 2023/02/21

26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.
Any other matters that need to be specified: None

EXHIBIT 99.02

The Board approved the ST-2 Satellite Succession Plan

Date of events: 2023/02/24

Content:

1.
Date of occurrence of the event: 2023/02/24

2.
Company name: Chunghwa Telecom Co., Ltd.

3.
Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.
Reciprocal shareholding ratios: N/A

5.
Cause of occurrence: The Board approved the ST-2 Satellite Succession Plan. Further details will be announced once the contract is finalized.

6.
Countermeasures: None

7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.): None

EXHIBIT 99.03

Board of Directors Approves Donation to Related Parties

Date of events: 2023/02/24

Content:

1.
Date of occurrence of the event: 2023/02/24

2.
Reason for the donation: For tree planting

3.
Total amount of the donation:

Donating the government organization NT$10 million.

4.
Counterparty to the donation:

Forestry Bureau, Council of Agriculture, Executive Yuan

5.
Relationship with the Company: Government-related entities

6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None

7.
Objection or qualified opinion by the aforementioned independent director(s): None

8.
Any other matters that need to be specified: None

EXHIBIT 99.04

Board of directors resolves to convene the Company's annual general meeting on May 26, 2023

Date of events: 2023/02/24

Content:

1.
Date of the board of directors' resolution: 2023/02/24

2.
Shareholders meeting date: 2023/05/26

3.
Shareholders meeting location:

Chunghwa Telecom Telecommunication Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City, Taiwan, R.O.C.)

4.
Shareholders' meeting will be held by means of (physical shareholders' meeting/ hybrid shareholders' meeting /virtual-only shareholders' meeting): physical shareholders' meeting

5.
Cause for convening the meeting (1)Reported matters:
a.
2022 business report
b.
2022 audit committee's review report
c.
2022 compensation distribution to directors and employees
d.
Amendments to the Code of Ethics
e.
Amendments to the Sustainable Development Best Practice Principles (formerly known as Corporate Social Responsibility Best Practice Principles)
f.
Issuance of unsecured straight corporate bonds for 2022

6.
Cause for convening the meeting (2)Acknowledged matters:
a.
Ratification of 2022 business report and financial statements
b.
Ratification of 2022 earnings distribution proposal

7.
Cause for convening the meeting (3)Matters for Discussion:
a.
Amendments to the Articles of Incorporation
b.
Release of non-competition restrictions on Directors

8.
Cause for convening the meeting (4)Election matters: None

9.
Cause for convening the meeting (5)Other Proposals: None

10.
Cause for convening the meeting (6)Extemporary Motions: Extemporary Motions

11.
Book closure starting date: 2023/03/28

12.
Book closure ending date: 2023/05/26

13.
Any other matters that need to be specified: None

EXHIBIT 99.05

The Board resolves the distribution of cash dividend

Date of events: 2023/02/24

Content:

1.
Date of the board of directors resolution : 2023/02/24

2.
Year or quarter which dividends belong to: Year 2022

3.
Period which dividends belong to: 2022/01/01~2022/12/31

4.
Appropriations of earnings in cash dividends to shareholders (NT$ per share): 4.702

5.
Cash distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

6.
Total amount of cash distributed to shareholders (NT$): 36,475,513,654

7.
Appropriations of earnings in stock dividends to shareholders (NT$ per share): 0

8.
Stock distributed from legal reserve and capital surplus to shareholders (NT$ per share): 0

9.
Total amount of stock distributed to shareholders (shares): 0

10.
Any other matters that need to be specified: None

11.
Per value of common stock: NT$10

EXHIBIT 99.06

The Company announced consolidated financial statements for the year ended December 31, 2022 approved by the Board of Directors

Date of events: 2023/02/24

Content:

1.
Date of submission to the board of directors or approval by the board of directors: 2023/02/24

2.
Date of approval by the audit committee: 2023/02/22

3.
Start and end dates of financial reports or annual self-assessed financial information of the reporting period (XXXX/XX/XX~XXXX/XX/XX): 2022/01/01~2022/12/31

4.
Operating revenue accumulated from 1/1 to end of the period (thousand NTD): 216,739,234

5.
Gross profit (loss) from operations accumulated from 1/1 to end of the period (thousand NTD): 80,021,859

6.
Net operating income (loss) accumulated from 1/1 to end of the period (thousand NTD): 46,824,889

7.
Profit (loss) before tax accumulated from 1/1 to end of the period (thousand NTD): 47,228,950

8.
Profit (loss) accumulated from 1/1 to end of the period (thousand NTD): 38,000,039

9.
Profit (loss) during the period attributable to owners of parent accumulated from 1/1 to end of the period (thousand NTD): 36,477,157

10.
Basic earnings (loss) per share accumulated from 1/1 to end of the period (NTD): 4.70

11.
Total assets end of the period (thousand NTD): 523,203,488

12.
Total liabilities end of the period (thousand NTD): 129,425,060

13.
Equity attributable to owners of parent end of the period (thousand NTD): 381,178,887

14.
Any other matters that need to be specified: None

EXHIBIT 99.07

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2023/02/24

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 7F., No. 70*, Sec. 1, Ximen Rd., West Central Dist., Tainan City, Taiwan

2.
Date of occurrence of the event: 2023/02/24

3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 43.9 pings

Unit price: average NT$456 per ping per month

Total transaction amount: NT$1,200,000

Right-of-use asset: NT$1,093,688

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: five years

Restrictive covenants in the contract and other important terms and conditions: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A

11.
Name of the professional appraiser: N/A

12.
Practice certificate number of the professional appraiser: N/A

13.
The appraisal report has a limited price, specific price, or special price: N/A

14.
An appraisal report has not yet been obtained: N/A

15.
Reason for an appraisal report not being obtained: N/A

16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.
Name of the CPA firm: N/A

18.
Name of the CPA: N/A

19.
Practice certificate number of the CPA: N/A

20.
Broker and broker's fee: N/A

21.
Concrete purpose or use of the acquisition or disposal: Office premises

22.
Any dissenting opinions of directors to the present transaction: No

23.
Whether the counterparty of the current transaction is a related party: Yes

24.
Date of the board of directors resolution: 2023/04/28

25.
Date of ratification by supervisors or approval by the audit committee: 2023/04/28

26.
The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.
Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2023/04/28).